ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal and John Cockerill announce plans to develop world’s first industrial scale low temperature, iron electrolysis plant

Volteron™ plant targeted to start-up in 2027

14 June 2023, 13:00 CET

ArcelorMittal, the world’s leading steel company, and John Cockerill, a group leading the development of steel processing facilities and electrolysers, today announce plans to construct the world’s first industrial-scale low temperature, iron electrolysis plant. The Volteron™ plant, which in a first phase will produce between 40,000 and 80,000 tonnes a year of iron plates, is targeted to start production in 2027. Once the technology has been proven at this scale, the intention is to increase the plant’s annual capacity to between 300,000 and 1 million tonnes.

ArcelorMittal and John Cockerill have been working together on an innovative electrochemical process to transform iron oxide into iron plates for the last few years. The successfully completed project, formerly known as SIDERWIN, has to date been publicly funded through the EU’s Horizon 2020 programme. In addition to ArcelorMittal and John Cockerill, project partners have included EDF, Tecnalia, Quantis, University of Aveiro, National Technical University of Athens, Norwegian University of Science and Technology, Dynergie, Recoy, CFD Numerics and Mytilineos. This next phase of the project will be carried forward as an exclusive partnership between ArcelorMittal and John Cockerill.

Volteron™ is a carbon free, cold direct electrolysis process that extracts iron from iron ore using electricity. On a pilot scale plant, the process has proved to be highly efficient using standard iron ore. The iron plates created during the electrolysis process are then processed into steel in an electric arc furnace.

Commenting, Brad Davey, EVP and head of corporate business optimisation, ArcelorMittal, said:

“This is a tremendously exciting development and opportunity for our company. We have been working on direct electrolysis technology for some time given the potential it holds to decarbonise steelmaking. Having now proven our energy efficient, low temperature process at a pilot level, the natural next step for us is to progress to an industrial plant. We intend to achieve this target within four years and be the first in the world to produce steel at scale via low temperature electrolysis.

“It is a significant moment for ArcelorMittal, and for the global steel industry. Direct electrolysis is a disruptive, breakthrough technology. Although the technology needs to mature, it could revolutionise how steel is made, removing carbon entirely from steelmaking. We intend to be pioneers in that process.”

Sébastien Roussel, President of John Cockerill Industry, added:

“As a bicentennial technology leader in steelmaking engineering and current world leader for electrolysis dedicated to hydrogen production, we are extremely proud to develop together with ArcelorMittal a technology that can be a significant contribution to tackling global warming. We are convinced that Volteron™ is the most energy efficient process to produce steel without emitting CO2 and that it will soon become a real game changer for the steelmaking industry.”

Direct electrolysis is one of three decarbonisation technology pathways ArcelorMittal is working on to make net zero steelmaking a reality. The other two are Smart Carbon and Innovative-DRI. The Smart Carbon pathway involves modifying the blast furnace steelmaking route and harnessing clean energy sources including bioenergy and carbon capture and storage, while the Innovative-DRI route involves using hydrogen as a replacement for fossil fuels to make direct reduced iron, a metallic feedstock for steelmaking in an electric arc furnace.

To learn more about ArcelorMittal’s climate action targets, ambitions and projects visit https://corporate.arcelormittal.com/climate-action.

To learn more about John Cockerill’s climate action technologies, watch https://youtu.be/LPqrgK7FW9I.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

About John Cockerill

Driven since 1817 by its founder's entrepreneurial spirit and thirst for innovation, John Cockerill develops large-scale technological solutions to meet the needs of its time: facilitating access to fossil free energies, enabling responsible industrial production, preserving natural resources, contributing to greener mobility and enhancing security. Today the Group is a key player in the energy transition and the circular economy offering companies, states and local authorities services and associated equipment for the energy, defense, industry, environment, transport and infrastructure sectors. With over 6,500 employees, John Cockerill achieved in 2022 a turnover of €1.1 billion in 23 countries, on 5 continents.

For more information about John Cockerill please visit: www.johncockerill.com

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

Contact Information John Cockerill Corporate Communications

Caroline Crevecoeur
Tel:	+32 475 30 20 09
E-mail:	caroline.crevecoeur@johncockerill.com